SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                          Data Systems & Software Inc.
                                (Name of Issuer)

                    Common Stock, $ 0.01 par value per share
                         (Title of Class of Securities)

                                    237887104
                                 (CUSIP Number)

                                October 12, 1999
             (Date of event which requires filing of this statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:

      |_|  Rule 13d-1(b)
      |X|  Rule 13d-1(c)
      |_|  Rule 13d-1(d)

CUSIP No. 237887104
Page 2 of 8 Pages

--------------------------------------------------------------------------------
  (1)    NAMES OF REPORTING PERSONS             Bounty Investors LLC
         I.R.S. IDENTIFICATION NO.              52-2194839
         OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
  (3)    SEC USE ONLY
--------------------------------------------------------------------------------
  (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

                            Delaware
--------------------------------------------------------------------------------
                  (5)   SOLE VOTING POWER

                        -0-
                  --------------------------------------------------------------
  NUMBER OF       (6)   SHARED VOTING POWER
    SHARES
 BENEFICIALLY           735,894
   OWNED BY       --------------------------------------------------------------
     EACH         (7)   SOLE DISPOSITIVE POWER
  REPORTING
    PERSON              -0-
     WITH         --------------------------------------------------------------
                  (8)   SHARED DISPOSITIVE POWER

                        735,894
--------------------------------------------------------------------------------
  (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON

         735,894
--------------------------------------------------------------------------------
 (10)    CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES *                                |_|
--------------------------------------------------------------------------------
 (11)    PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9)

         9.9%
--------------------------------------------------------------------------------
 (12)    TYPE OF REPORTING PERSON *

         OO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 237887104
Page 3 of 8 Pages

--------------------------------------------------------------------------------
  (1)    NAMES OF REPORTING PERSONS             WEC Asset Management LLC
         I.R.S. IDENTIFICATION NO.              52-2146721
         OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
  (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
  (3)    SEC USE ONLY
--------------------------------------------------------------------------------
  (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

                            Delaware
--------------------------------------------------------------------------------
                  (5)   SOLE VOTING POWER

                        -0-
                  --------------------------------------------------------------
  NUMBER OF       (6)   SHARED VOTING POWER
    SHARES
 BENEFICIALLY           735,894
   OWNED BY       --------------------------------------------------------------
     EACH         (7)   SOLE DISPOSITIVE POWER
  REPORTING
    PERSON              -0-
     WITH         --------------------------------------------------------------
                  (8)   SHARED DISPOSITIVE POWER

                        735,894
--------------------------------------------------------------------------------
  (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
         BY EACH REPORTING PERSON

         735,894
--------------------------------------------------------------------------------
 (10)    CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (9) EXCLUDES CERTAIN SHARES *                                |X|
--------------------------------------------------------------------------------
 (11)    PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (9)

         9.9%
--------------------------------------------------------------------------------
 (12)    TYPE OF REPORTING PERSON *

         OO
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 237887104
Page 4 of 8 Pages

Item 1(a). Name of Issuer:

      The name of the issuer is Data Systems & Software Inc. (the "Company").

Item 1(b). Address of Issuer's Principal Executive Offices:

      The Company's principal executive offices are located at 200 Route 17, Mahwah, New Jersey 07430.

Item 2(a). Name of Person Filing:

      This statement is filed by:

      (i) Bounty Investors LLC, a limited liability company organized under the laws of the State of Delaware with respect to the Convertible Debentures and Warrants to purchase shares of Common Stock beneficially owned by it; and

      (ii) WEC Asset Management LLC, a limited liability company organized under the laws of the State of Delaware, with respect to the shares of Bounty Investors LLC.

      The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 2(b). Address of Principal Business Office or, if None, Residence:
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CUSIP No. 237887104
Page 5 of 8 Pages

      The address of the business office of each of the Reporting Persons is 1 World Trade Center, Suite 4563, New York, New York 10048.

Item 2(c). Citizenship:

      Bounty Investors LLC is a limited liability company organized under the laws of the State of Delaware.

      WEC Asset Management LLC is a limited liability company organized under the laws of the State of Delaware.

Item 2(d). Title of Class of Securities:

      Common Stock, $0.01 par value per share (the "Common Stock")

Item 2(e). CUSIP Number: 237887104

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

      (a)   |_|   Broker or dealer registered under Section 15 of the Act,

      (b)   |_|   Bank as defined in Section 3(a)(6) of the Act,

      (c)   |_|   Insurance Company as defined in Section 3(a)(19) of the Act,

      (d)   |_|   Investment Company registered under Section 8 of the
                  Investment Company Act of 1940,

      (e)   |_|   Investment Adviser registered under Section 203 of the
                  Investment Advisers Act of 1940,

      (f)   |_|   Employee Benefit Plan or Endowment Fund in accordance with
                  13d-1 (b)(1)(ii)(F),

      (g)   |_|   Parent Holding Company or control person in accordance with
                  Rule 13d-1 (b)(ii)(G),

      (h)   |_|   Savings Associations as defined in Section 3(b) of the Federal
                  Deposit Insurance Act,

      (i)   |_|   Church Plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act of 1940,
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CUSIP No. 237887104
Page 6 of 8 Pages


      (j)   |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to 13d-1(c), check this box: [x]

Item 4. Ownership.

A. Bounty Investors LLC

      a) Amount beneficially owned: up to an aggregate of 735,894 shares of Common Stock issuable upon conversion of the Company's convertible debentures (the "Debentures") and upon exercise of warrants to purchase shares of Common Stock (the "Warrants") as of November 29, 1999.

      (b)   Percent of class: 9.9% The percentage used herein and in the rest of
            Item 4 are calculated based upon there being 7,433,278 shares of Common Stock outstanding as reflected in the Form 10-Q filed by the Company with the Securities and Exchange Commission (the "Commission") on November 15, 1999.

      (c)(i) Sole power to vote or direct the vote: -0-
        (ii) Shared power to vote or direct the vote: 735,894
       (iii) Sole power to dispose or direct the disposition:  -0-
        (iv) Shared power to dispose or direct the disposition: 735,894

B. WEC Asset Management LLC

      (a) Amount beneficially owned: up to an aggregate of 735,894 shares of Common Stock issuable upon conversion of the Debentures and upon exercise of the Warrants.

      (b)   Percent of class: 9.9%

      (c)(i) Sole power to vote or direct the vote: -0-
        (ii) Shared power to vote or direct the vote: 735,894
       (iii) Sole power to dispose or direct the disposition: -0-
        (iv) Shared power to dispose or direct the disposition: 735,894

Item 5. Ownership of Five Percent or Less of a Class.

      Not applicable.
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CUSIP No. 237887104
Page 7 of 8 Pages


Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      WEC Asset Management LLC, the manager of Bounty Investors LLC, shares the power to dispose of and the power to vote the shares of Common Stock beneficially owned by Bounty Investors LLC. However, WEC Asset Management LLC disclaims beneficial ownership of these shares. The managing directors of WEC Asset Management LLC are Ethan Benovitz, Daniel Saks and Mark Nordlicht.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

      Not applicable.

Item 8. Identification and Classification of Members of the Group.

      Not applicable.

Item 9. Notice of Dissolution of Group.

      Not applicable.

Item 10. Certification.

      Each of the Reporting Persons hereby makes the following certification:

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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CUSIP No. 237887104
Page 8 of 8 Pages


                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  November 29, 1999

                                       BOUNTY INVESTORS LLC
                                       By: West End Capital LLC, Manager

                                       By: /s/ Ethan Benovitz
                                           -------------------------------------
                                           Name:  Ethan Benovitz
                                           Title: Managing Director



                                       WEC ASSET MANAGEMENT LLC

                                       By: /s/ Ethan Benovitz
                                           -------------------------------------
                                           Name:  Ethan Benovitz
                                           Title: Managing Director